**EXHIBIT 10.73**

## AGREEMENT EXTENSION

This Agreement Extension is made effective as of December 1, 2000, by and between Adobe Systems Incorporated ("Adobe") and Sykes Enterprises, Incorporated (a/k/a Sykes North America and referred to herein as "Sykes").

Whereas, Adobe and Sykes are parties to an Agreement made effective as of December 4, 1999 and executed on behalf of Adobe by Murray Demo and on behalf of Sykes by Gerry Rogers (the "Agreement"); and

Whereas, the Agreement, by its terms, expired at 12:00 midnight PST on December 1, 2000; and

Whereas, Adobe and Sykes wish to extend the term of the Agreement and make certain amendments to the Agreement;

Therefore, the parties agree as follows:

1.  The Contract Term (as defined in Clause 1.1 of the Agreement) shall be extended to 12:00 midnight PST on December 1, 2001.

2.  The rights and obligations of the parties for the period between December 1, 2000 and the date of execution hereof shall be governed by the terms and conditions of the Agreement as if the Agreement had not expired.

3.  Clause 14.7 ("Survival of Terms") of the Agreement shall be removed in its entirety and replaced as follows:

    Termination or expiry of this Agreement shall not affect the rights and obligations of the parties in terms of Clauses 1, 2.8, 5.2, 5.3, 5.4 (for a period of two years after termination or expiration), 5.5, 5.8, 7, 9, 10.1(g), 11, 13, 14.6, 14.7, 14.8, 14.10, 15.2, 16, 18, 19, 20, 21 and 22 of this Agreement which shall continue notwithstanding termination or expiry.

4.  A new Clause 22 shall be added as follows:

    **22.  LIMITATION OF LIABILITY**

    EXCEPT WITH RESPECT TO A CLAIM FOR INDEMNIFICATION HEREUNDER RELATING TO A THIRD PARTY CLAIM, IN NO EVENT WILL SYKES OR ADOBE BE LIABLE WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT OR UNDER CONTRACT, NEGLIGENCE, STRICT LIABILITY OR ANY OTHER LEGAL OR EQUITABLE THEORY FOR ANY INDIRECT, INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

5.  All other terms of the Agreement shall not be affected by this Agreement Extension.

The parties have caused this Agreement Extension to be executed by their duly authorized representatives.

FOR ADOBE SYSTEMS INCORPORATED

FOR SYKES ENTERPRISES, INCORPORATED

/s/ BRUCE R. CHIZEN
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Signature

/s/ W. MICHAEL KIPPHUT
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Signature

Bruce R. Chizen
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Printed Name

W. Michael Kipphut
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Printed Name

President & CEO
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Title

Vice President & CFO
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Title

March 6, 2001
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Date

February 28, 2001
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Date